UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 000-56743

Intermap Technologies Corporation

(Translation of registrant’s name into English)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice of Change in Auditor
99.2	Letter from MNP LLP re Notice of Change in Auditor
99.3	Letter from KPMG LLP re Notice of Change in Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMAP TECHNOLOGIES CORP.

Date: June 25, 2025
	By:	/s/ Patrick A. Blott
	Name:	Patrick A. Blott
	Title:	Chief Executive Officer